UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Playtika Holding Corp.
(Name of Issuer)
Shares of Common Stock, par value of $0.01 per share
(Title of Class of Securities)
72815L 107
(CUSIP Number)
Leo Wong Shearman & Sterling 21st Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Central, Hong Kong
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 26, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72815L 107
1		Names of Reporting Persons. On Chau
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) PF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Hong Kong Special Administrative Region, People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 80,810,506
	8	Shared Voting Power 0
	9	Sole Dispositive Power 80,810,506
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 80,810,506
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 22.1%*
14		Type of Reporting Person (See Instructions) IN

* The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 365,733,480 outstanding common stock as disclosed by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the SEC on May 4, 2023.

CUSIP No. 72815L 107
1		Names of Reporting Persons. 8th Wonder Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 40,905,253
	8	Shared Voting Power 0
	9	Sole Dispositive Power 40,905,253
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 40,905,253
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 11.2%*
14		Type of Reporting Person (See Instructions) CO

* The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 365,733,480 outstanding common stock as disclosed by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the SEC on May 4, 2023.

CUSIP No. 72815L 107
1		Names of Reporting Persons. Hotlink Investment Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 39,905,253
	8	Shared Voting Power 0
	9	Sole Dispositive Power 39,905,253
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 39,905,253
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 10.9%*
14		Type of Reporting Person (See Instructions) CO

* The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 365,733,480 outstanding common stock as disclosed by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the SEC on May 4, 2023.

CUSIP No. 72815L 107
1		Names of Reporting Persons. Infinite Bandwidth Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 39,905,253
	8	Shared Voting Power 0
	9	Sole Dispositive Power 39,905,253
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 39,905,253
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 10.9%*
14		Type of Reporting Person (See Instructions) CO

* The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 365,733,480 outstanding common stock as disclosed by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the SEC on May 4, 2023.

CUSIP No. 72815L 107
1		Names of Reporting Persons. Trustworthy Group Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 40,905,253
	8	Shared Voting Power 0
	9	Sole Dispositive Power 40,905,253
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 40,905,253
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 11.2%*
14		Type of Reporting Person (See Instructions) CO

* The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 365,733,480 outstanding common stock as disclosed by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the SEC on May 4, 2023.

This Amendment No. 2 to Schedule 13D/A supplements and amends the Schedule 13D filed by the Reporting Persons with the SEC on October 26, 2022, as amended by Amendment No. 1 on April 28, 2023 (as amended, “Schedule 13D”), relating to the common stock, par value of $0.01 per share (the “Shares”), of Playtika Holding Corp., a corporation incorporated in the State of Delaware (the “Issuer”). This Amendment is being filed to update that the Share Purchase Agreement, dated April 26, 2023, and amended on May 16, 2023, was terminated. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b)

On July 26, 2023, the Parties entered into a termination agreement (the “Termination Agreement”), pursuant to which the Share Purchase Agreement, dated April 26, 2023, and amended on May 16, 2023, was terminated.

The description of the Termination Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Termination Agreement, which is filed as part of this Statement and incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The description of the Termination Agreement under Item 4 is incorporated herein by reference in its entirety.

Item 7.	Materials to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Title

99.3	Termination Agreement

Schedule A

Transaction in the Shares by Hotlink Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Shares Sold	Price ($) per Share	Date of Sale
Sale on open market	500,000	10.492(1)	March 22, 2023
Sale on open market	200,000	10.9386	March 30, 2023
Sale on open market	300,000	11.7338	April 11, 2023

(1)	This constitutes the weighted average price. The prices ranged from $10.300 to $10.805. The Reporting Persons will provide upon request by the Securities and Exchange Commission staff (the "SEC Staff"), full information regarding the number of shares sold at each separate price.
(2)	This constitutes the weighted average price. The prices ranged from $10.89 to $11.07. The Reporting Persons will provide upon request by the SEC Staff, full information regarding the number of shares sold at each separate price.
(3)	This constitutes the weighted average price. The prices ranged from $11.41 to $11.98. The Reporting Persons will provide upon request by the SEC Staff, full information regarding the number of shares sold at each separate price.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2023

On Chau	By:	/s/ On Chau
	Name:	On Chau

8th Wonder Corporation
	By:	/s/ Cao Bo
	Name:	Cao Bo
	Title:	Director

Hotlink Investment Limited	By:	/s/ Cao Bo
	Name:	Cao Bo
	Title:	Director

Infinite Bandwidth Limited	By:	/s/ Cao Bo
	Name:	Cao Bo
	Title:	Director

Trustworthy Group Ltd.	By:	/s/ Cao Bo
	Name:	Cao Bo
	Title:	Director